SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)

[ ]  Annual  report  pursuant to Section 15(d) of the Securities Exchange Act of
     1934


[X] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from August 1, 1998 to December 31, 1998

     Commission file number: 333-69715

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Delco Remy America
          Salaried 401(k) Savings Plan(1)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Delco Remy International, Inc.
          2902 Enterprise Drive
          Anderson, Indiana 46013















(1) Effective January 1, 1999, the "Delco Remy America Salaried 401(k) Savings Plan" was amended, restated and renamed the "Delco Remy International 401(k) Retirement and Savings Plan," and sponsorship of the Plan was transferred from Delco Remy America, Inc. to Delco Remy International, Inc. Additionally, effective as of August 1, 1998, the Plan changed from a fiscal plan year ending July 31 to a calendar plan year ending December 31. Because the initial Form 11-K filing was filed concurrently with the Form S-8 Registration Statement for the Plan on or about December 23, 1998, this transitional report was required for the short plan year ending December 31, 1998. Form 11-K Annual Reports relating to the above plan for periods beginning after December 31, 1998 will be filed under the name of the "Delco Remy International 401(k) Retirement and Savings Plan."

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statement of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits

                  Notes to Financial Statements

                  Schedule of Assets Held for Investment Purposes

                  Schedule of Reportable Transactions

B.       Exhibits

                  Consent of Independent Auditors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                       Delco Remy America
                                       Salaried 401(k) Savings Plan(2)
                                       (Name of Plan)



Date June 29, 1999                     Delco Remy America, Inc., Administrator


                                       By: /s/ Roderick English
                                          --------------------------------------
                                             Roderick English, Vice President -
                                             Human Resources and Communications










(2) See footnote 1, above.

Financial Statements and Schedules

Delco Remy America Salaried 401(k)
Savings Plan


Five months ended December 31, 1998
and years ended July 31, 1998 and 1997
with Report of Independent Auditors

Delco Remy America Salaried 401(k) Savings Plan


Financial Statements and Schedules


Five months ended December 31, 1998 and years ended July 31, 1998 and 1997




Contents


Report of Independent Auditors ....................................1


Financial Statements

Statements of Net Assets Available for Benefits....................2
Statements of Changes in Net Assets Available for Benefits.........4
Notes to Financial Statements......................................7

Schedules

Schedule of Assets Held for Investment Purposes...................14
Schedule of Reportable Transactions...............................15

Report of Independent Auditors

Plan Administrator
Delco Remy America Salaried 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Delco Remy America Salaried 401(k) Savings Plan (the Plan) as of December 31, 1998 and July 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the five months ended December 31, 1998 and the years ended July 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and July 31, 1998 and 1997, and the changes in its net assets available for benefits for the five months ended December 31, 1998 and the years ended July 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP



May 21, 1999

Delco Remy America Salaried 401(k) Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information


                                               December 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Assets:
Investments, at fair value:                    $ 1,353,294       $ 284,179     $1,351,271     $3,360,415    $2,608,098     $575,378

                                               -------------------------------------------------------------------------------------
Net assets available for benefits              $ 1,353,294       $ 284,179     $1,351,271     $3,360,415    $2,608,098     $575,378
                                               =====================================================================================



                                               Templeton
                                               Foreign
                                               Fund              Loan Fund      Total
                                               --------------------------------------------
Assets:
Investments, at fair value:                    $ 176,015      $ 344,524         $10,053,174

                                               --------------------------------------------
Net assets available for benefits              $ 176,015      $ 344,524         $10,053,174
                                               ============================================

See accompanying notes.

Delco Remy America Salaried 401(k) Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

                                               July 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Assets:
Investments, at fair value:                    $ 1,242,897       $ 188,747     $1,134,950     $ 2,959,157   $ 2,207,520    $ 434,092

Receivables:
     Participant contributions                           -               -              -               -             -            -
                                               -------------------------------------------------------------------------------------
Net assets available for benefits              $ 1,242,897       $ 188,747     $1,134,950     $ 2,959,157   $ 2,207,520    $ 434,092
                                               =====================================================================================

                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------
Assets:
Investments, at fair value:                    $ 165,768      $ 343,315         $      -        $ 8,676,446

Receivables:
     Participant contributions                         -                -         19,285             19,285
                                               ------------------------------------------------------------
Net assets available for benefits              $ 165,768      $ 343,315         $ 19,285        $ 8,695,731
                                               ============================================================

                                               July 31, 1997
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Assets:
Investments, at fair value:                    $ 1,066,948       $ 144,390     $ 862,378      $ 1,727,353   $ 1,380,904    $ 193,721
Receivables:
   Participant contributions                        11,819           1,874         8,326           16,881        15,749        1,862
   Employer matching contributions                   2,941             344         1,477            3,107         2,971          328
   Interest on investments                              25             172             -                -             -            -
                                               -------------------------------------------------------------------------------------
                                                 1,081,733         146,780       872,181        1,747,341     1,399,624      195,911

Liabilities:
   Refund of participant contributions payable           -               -             -                -             -            -

                                               -------------------------------------------------------------------------------------
Net assets available for benefits              $ 1,081,733       $ 146,780     $ 872,181      $ 1,747,341   $ 1,399,624    $ 195,911
                                               =====================================================================================

                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------
Assets:
Investments, at fair value:                    $ 176,737         $ 184,804      $      -        $ 5,737,235
Receivables:
   Participant contributions                       1,565                 -        29,217             87,293
   Employer matching contributions                   272                 -             -             11,440
   Interest on investments                             -                 -             -                197
                                               ------------------------------------------------------------
                                                 178,574           184,804        29,217          5,836,165

Liabilities:
   Refund of participant contributions payable         -                 -        13,568             13,568

                                               ------------------------------------------------------------
Net assets available for benefits              $ 178,574         $ 184,804      $ 15,649        $ 5,822,597
                                               ============================================================

See accompanying notes

Delco Remy America Salaried 401(k) Savings Plan

Statement of Changes in Net assets Available for Benefits, with Fund Information


                                               Five Months ended December 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Additions:
     Employee voluntary contributions          $   73,640        $  20,342     $   84,391     $   194,003   $   175,025    $  47,824
     Company contributions                         44,844           11,237         36,750          82,023        75,067       25,360
     Rollover contributions                         7,120            5,398          5,647           5,403         5,649            -
     Interest and dividends                        27,601            5,915        104,127          31,099       152,184            -
                                               -------------------------------------------------------------------------------------
Total additions                                   153,205           42,892        230,915         312,528       407,925       73,184

Deductions:
     Benefits paid to participants                 46,111           24,887         79,087         139,220        99,949       12,345
     Administrative expenses                        1,593              296          1,501           3,705         2,737            -
                                               -------------------------------------------------------------------------------------

Total deductions                                   47,704           25,183         80,588         142,925       102,686       12,345
                                               -------------------------------------------------------------------------------------
                                                  105,501           17,709        150,327         169,603       305,239       60,839

Interfund transfers                                 4,896           77,714         62,016         (63,691)      (84,274)      17,368
Net appreciation (depreciation) in
     fair value of investments                          -                9          3,978         295,346       179,613       63,079
                                               -------------------------------------------------------------------------------------
Net increase (decrease)                           110,397           95,432        216,321         401,258       400,578      141,286
Net assets available for benefits:
     Beginning of period                        1,242,897          188,747      1,134,950       2,959,157     2,207,520      434,092

                                               -------------------------------------------------------------------------------------
     End of period                             $1,353,294        $ 284,179     $1,351,271     $ 3,360,415   $ 2,608,098    $ 575,378
                                               =====================================================================================


                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------
Additions:
     Employee voluntary contributions          $  25,473         $       -      $     -         $  620,698
     Company contributions                        12,551                 -            -            287,832
     Rollover contributions                          246                 -            -             29,463
     Interest and dividends                       16,591            12,730            -            350,247
                                               -------------------------------------------------------------
Total additions                                   54,861            12,730            -          1,288,240

Deductions:
     Benefits paid to participants                 6,657            27,552            -            435,808
     Administrative expenses                           -                 -            -              9,832
                                               -------------------------------------------------------------

Total deductions                                   6,657            27,552            -            445,640
                                               -------------------------------------------------------------
                                                  48,204           (14,822)           -            842,600

Interfund transfers                              (10,775)           16,031      (19,285)                 -
Net appreciation (depreciation) in
     fair value of investments                   (27,182)                -            -            514,843
                                               -------------------------------------------------------------
Net increase (decrease)                           10,247             1,209      (19,285)         1,357,443
Net assets available for benefits:
     Beginning of period                         165,768           343,315       19,285          8,695,731
                                               -------------------------------------------------------------
     End of period                             $ 176,015         $ 344,524      $     -        $10,053,174
                                               =============================================================

See accompanying notes.

Delco Remy America Salaried 401(k) Savings Plan

Statement of Changes in Net assets Available for Benefits, with Fund Information


                                               Year ended July 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Additions:
     Employee voluntary contributions          $  216,650        $  38,453     $  194,154     $   453,995   $   385,359    $  81,132
     Company contributions                         99,602           16,228         69,774         158,330       146,922       35,607
     Rollover contributions                        24,041            9,729          2,017          59,431        20,910       11,694
     Interest and dividends                        60,427            9,858        112,797          47,489       297,919           58
                                               -------------------------------------------------------------------------------------
Total additions                                   400,720           74,268        378,742         719,245       851,110      128,491

Deductions:
     Benefits paid to participants                169,047            3,140         26,647          48,737        91,290        1,573
     Administrative expenses                        2,729              396          2,419           5,588         4,042            -
                                               -------------------------------------------------------------------------------------

Total deductions                                  171,776            3,536         29,066          54,325        95,332        1,573
                                               -------------------------------------------------------------------------------------
                                                  228,944           70,732        349,676         664,920       755,778      126,918

Interfund transfers                               (67,780)         (28,717)      (108,538)        171,818       (48,621)      51,730
Net appreciation in
     fair value of investments                          -              (48)        21,631         375,078       100,739       59,533
                                               -------------------------------------------------------------------------------------
Net increase                                      161,164           41,967        262,769       1,211,816       807,896      238,181
Net assets available for benefits:
     Beginning of year                          1,081,733          146,780        872,181       1,747,341     1,399,624      195,911

                                               -------------------------------------------------------------------------------------
     End of year                               $1,242,897        $ 188,747     $1,134,950     $ 2,959,157   $ 2,207,520    $ 434,092
                                               =====================================================================================



                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------
Additions:
     Employee voluntary contributions          $  60,136         $        -     $ 19,285        $1,449,164
     Company contributions                        23,451                  -            -           549,914
     Rollover contributions                        9,295                  -            -           137,117
     Interest and dividends                       16,266             21,379            -           566,193
                                               ------------------------------------------------------------
Total additions                                  109,148             21,379       19,285         2,702,388

Deductions:
     Benefits paid to participants                 2,929              2,278            -           345,641
     Administrative expenses                           -                  -            -            15,174
                                               ------------------------------------------------------------
Total deductions                                   2,929              2,278            -           360,815
                                               ------------------------------------------------------------
                                                 106,219             19,101       19,285         2,341,573

Interfund transfers                              (93,653)           139,410      (15,649)                -
Net appreciation in
     fair value of investments                   (25,372)                 -            -           531,561
                                               ------------------------------------------------------------
Net increase                                     (12,806)           158,511        3,636         2,873,134
Net assets available for benefits:
     Beginning of year                           178,574            184,804       15,649         5,822,597
                                               ------------------------------------------------------------
     End of year                               $ 165,768          $ 343,315     $ 19,285        $8,695,731
                                               ============================================================

See accompanying notes.

Delco Remy America Salaried 401(k) Savings Plan

Statement of Changes in Net assets Available for Benefits, with Fund Information


                                               Year ended July 31, 1997
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Additions:
             Employee voluntary contributions  $  307,393        $  46,507     $ 191,518      $  361,319    $  384,269     $  37,136
             Company contributions                 66,120            6,041        28,736          56,888        62,116         4,520
             Rollover contributions                36,218           91,172        46,419         126,807        99,544        77,793
             Interest and dividends                50,860            8,444        28,314          20,531           297             -
                                               -------------------------------------------------------------------------------------
Total additions                                   460,591          152,164       294,987         565,545       546,226       119,449

Deductions:
             Benefits paid to participants         36,092           27,681        51,302          70,273        48,673           783
             Administrative expenses                2,169              301         1,412           2,364         2,308             -
             Participant contribution refunds           -                -             -               -             -             -
                                               -------------------------------------------------------------------------------------
Total deductions                                   38,261           27,982        52,714          72,637        50,981           783
                                               -------------------------------------------------------------------------------------
                                                  422,330          124,182       242,273         492,908       495,245       118,666

Interfund transfers                              (220,880)         (80,346)       (5,123)        227,208      (191,717)       46,794
Net appreciation (depreciation) in
             fair value of investments                  -            2,190       164,377         454,076       329,661        30,451
                                               -------------------------------------------------------------------------------------
Net increase/ (decrease)                          201,450           46,026       401,527       1,174,192       633,189       195,911

Net assets available for benefits:
             Beginning of year                    880,283          100,754       470,654         573,149       766,435             -

                                               -------------------------------------------------------------------------------------
             End of year                       $1,081,733        $ 146,780     $ 872,181      $1,747,341    $1,399,624     $ 195,911
                                               =====================================================================================


                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               -----------------------------------------------------------
Additions:
             Employee voluntary contributions  $  20,791         $        -     $ 29,217        $1,378,150
             Company contributions                 2,905                  -            -           227,326
             Rollover contributions                9,878                  -            -           487,831
             Interest and dividends                  313              8,271            -           117,030
                                               -----------------------------------------------------------
Total additions                                   33,887              8,271       29,217         2,210,337

Deductions:
             Benefits paid to participants           581                  -            -           235,385
             Administrative expenses                   -                  -            -             8,554
             Participant contribution refunds          -                  -       13,568            13,568
                                               -----------------------------------------------------------
Total deductions                                     581                  -       13,568           257,507
                                               -----------------------------------------------------------
                                                  33,306              8,271       15,649         1,952,830

Interfund transfers                              130,090            130,432      (36,458)                -
Net appreciation (depreciation) in
             fair value of investments            15,178                  -            -           995,933
                                               -----------------------------------------------------------
Net increase/ (decrease)                         178,574            138,703      (20,809)        2,948,763

Net assets available for benefits:
             Beginning of year                         -             46,101       36,458         2,873,834
                                               -----------------------------------------------------------
             End of year                       $ 178,574         $  184,804     $ 15,649        $5,822,597
                                               ===========================================================

See accompanying notes.

Delco Remy America Salaried 401(k) Savings Plan

Notes to Financial Statements

December 31, 1998

1. Significant Accounting Policies

Investments

Investments are maintained at Keycorp Investment Management and Trust Services ("Trustee"). Investments in mutual funds are valued at fair value based on the quoted market price as of the most recent valuation date at the end of the year. Participant loans are valued at fair value which is estimated. Dividends on mutual funds are recorded as investment income on the date received.

Investment options, which invest in mutual funds as described below, are available to participants as follows:

o    Vanguard  Money  Prime  Portfolio  Reserves,  Inc.  - This fund  invests in
     Treasury Bills, commercial paper, certificates of deposit and other short-term securities with an average maturity of less than four months.

o Vanguard Fixed Income Securities Short-term Corporate Portfolio- This fund invests in high quality, short-term bonds with an average maturity between one and three years.

o Fidelity Balanced Fund - This fund invests in common stocks and corporate, government and agency bonds.

o Vanguard Index 500 Trust - This fund invests in common stocks of large companies.

o Fidelity Emerging Growth Fund - This fund invests primarily in stocks of developing companies that have demonstrated or are expected to achieve rapid growth in earnings and/or revenues.

Delco Remy America Salaried 401(k) Savings Plan

1.  Significant Accounting Policies (continued)

o Fidelity Contra Fund - This fund invests primarily in stocks of smaller companies that are undervalued.

o Templeton Foreign Fund - This fund invests primarily in stocks of international companies consisting of bonds and other long term debt instruments.

The Temporary Fund serves an administrative function that temporarily holds funds received into the Delco Remy America Salaried 401(k) Savings Plan (Plan) but not yet specifically allocated into the appropriate investment fund due to timing. Interest earned in this fund is allocated back to the other funds.

Administrative Expenses

Cash management fees are paid by the Plan. All other administrative expenses are paid by Delco Remy America, Inc. ( "Company").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan which was established effective August 1, 1994 to provide retirement and other benefits to participants. The Plan covers substantially all salaried employees of the Company, who have completed 90 days of employment with the Company (six months prior to January 1, 1998). Salaried employees who transferred from General Motors Corporation ("GM") with more than six months of continuous employment with GM are eligible for participation in the Plan on the date of transfer (or active employment) with the Company. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).

Participants may make voluntary pre-tax and after-tax contributions to their account through periodic payroll deductions at rates from 1% to 15% of their base salary. In addition, participants may elect to contribute 100% of their share of the Company profit sharing distribution. The sum of the annual pre-tax contributions and profit sharing contributions per participant for the year cannot exceed the maximum contribution limitations established annually by the Internal Revenue Service (IRS).

The  Company  makes  matching  contributions  of 50% of the  sum of the  pre-tax contributions and after-tax contributions made by each participant, not to exceed 6% of the base salary of the participant. The Board of Directors of the Company determines the amount of nonelective contributions, if any, that the Company will contribute each year. In addition, the Company makes monthly
Retiree  Medical   Contributions   equal  to  2%  of  the  base  salary  of  the
participants.

Participants are vested at all times in their pre-tax, after-tax, rollover, and nonelective contributions. Participants are vested in Company matching contributions and Retiree Medical Contributions after completing five years of service with the Company, retirement, death, or age 65. Participants may designate that their contributions be deposited in any of seven investment options designated by the Plan administrator.

Participants are entitled to benefits beginning at normal retirement, early retirement or death. Participants may choose one lump sum payment or a series of monthly installments (if the participant's account balance exceeds $3,500) in a dollar amount elected by the participant. Upon termination of employment, the participant's vested account balance becomes payable. If the participant's vested account balance exceeds $3,500, such distribution cannot be made without the participant's consent. The balance of forfeited nonvested accounts was not material as of December 31, 1998 and July 31, 1998, and will be used to reduce future employer contributions.

Participants may make a complete or partial hardship withdrawal of their pre-tax contributions, supplemental and rollover account balance, excluding earnings allocated to such accounts. The withdrawal must be necessary in light of immediate and heavy financial needs of the participant as defined by IRS regulations. The withdrawal may not exceed the immediate heavy financial need of the participant, and the participant must have obtained all other available distributions. During the twelve months following a hardship withdrawal, pre-tax contributions, after-tax contributions, profit sharing contributions and employee contributions under any other plan maintained by the Company are suspended. In addition, participants may withdraw all or part of their after-tax contributions.
The minimum withdrawal of after-tax contributions is $500.

Participants may borrow from their accounts a minimum loan of $1,000 up to a maximum of the lesser of $50,000 or one-half of the vested account balance.

Loans bear interest at a rate of 1% above the Trustee's prime lending rate. Payments on the outstanding loans must be made at least quarterly and the repayment period can range from six months to five years, unless the loan is for the purchase or construction of the participant's principle residence, in which case the repayment period is ten years. In the event that a loan is not repaid within the appropriate repayment period, the participant will be deemed to have received a distribution from his account equal to the remaining principal balance and accrued interest outstanding.

The Company has the right to amend or terminate the Plan at any time. The Company has the right to suspend contributions to the Plan at any time, whether permanently or temporarily for any length of time.

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

3. Investments

During the five months ended December 31, 1998 and the years ended July 31, 1998 and 1997, the Plan's investments in the various funds (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as presented in the following table. The fair value of individual investments that represent 5% or more of plan assets are separately identified.

                                                             Net
                                                             Appreciation
                                                             (Depreciation)
                                                             in Fair Value           Fair Value at
                                                             During Period           End of Period
                                                             -------------------------------------
Five months ended December 31 1998:
   Fair value as determined by quoted market
     prices:
   Mutual funds:
       Vanguard Money Market Prime Portfolio
         Reserves, Inc.                                      $    -                  $ 1,353,294
       Fidelity Emerging Growth Fund                           179,613
                                                                                       2,608,098
       Fidelity Balanced Fund                                    3,978                 1,351,271
       Vanguard Index 500 Trust                                295,346                3,360,415
       Vanguard Fixed Income Securities
         Short-term Corporate Portfolio Fund                         9                   284,179
       Fidelity Contra Fund                                     63,079                   575,378
       Templeton Foreign Fund                                  (27,182)                  176,015
   Fair value estimated:
       Participant Loans                                             -                   344,524
                                                             -----------------------------------
                                                             $ 514,843               $10,053,174
                                                             ===================================
Year ended July 31 1998:
   Fair value as determined by quoted market
     prices:
   Mutual funds:
       Vanguard Money Market Prime Portfolio
         Reserves, Inc.                                      $       -               $1,242,897
       Fidelity Emerging Growth Fund                           100,739                2,207,520
       Fidelity Balanced Fund                                   21,631                1,134,950
       Vanguard Index 500 Trust                                375,078                2,959,157
       Vanguard Fixed Income Securities
         Short-term Corporate Portfolio Fund                       (48)                 188,747
       Fidelity Contra Fund                                     59,533                  434,092
       Templeton Foreign Fund                                  (25,372)                 165,768
   Fair value estimated:
       Participant Loans                                             -                  343,315
                                                             ===================================
                                                             $ 531,561               $8,676,446
                                                             ===================================

                                                                Net
                                                                Appreciation
                                                                (Depreciation)
                                                                in Fair Value           Fair Value at
                                                                During Period           End of Period
                                                                -------------------------------------
Year ended July 31 1997:
   Fair value as determined by quoted market
     prices:
   Mutual funds:
       Vanguard Money Market Prime Portfolio
         Reserves, Inc.                                         $       -               $
                                                                                         1,066,948
       Fidelity Emerging Growth Fund                              329,661                1,380,904
       Fidelity Balanced Fund                                     164,377                  862,378
       Vanguard Index 500 Trust                                   454,076                1,727,353
       Vanguard Fixed Income Securities
         Short-term Corporate Portfolio Fund                        2,190                  144,390
         Fidelity Contra Fund                                      30,451                  193,721
       Templeton Foreign Fund                                      15,178                  176,737
   Fair value estimated:
       Participant Loans                                                -                  184,804
                                                                ------------------------------------
                                                                $ 995,933               $5,737,235
                                                                ====================================



4.       Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.       Year 2000 (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

6.       Subsequent Event

The Company has elected to merge into the Plan several affiliate plans effective January 1, 1999. The Plan has also elected to change trustees effective January 1, 1999.

Schedules

Delco Remy America Salaried 401(k) Savings Plan

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1998

EIN: 35-1909405
Plan Number: 001
(b)                                             (c)                       (d)               (e)
                                                Description of
                                                Investment
                                                Including Maturity
                                                Date, Rate of
Identity of Issue, Borrower,                    Interest, Par or                            Current
Lessor, or Similar Party                        Maturity Value            Cost              Value
-------------------------------------------------------------------------------------------------------

Mutual funds:
   Vanguard Money Market Prime Portfolio
      Reserves, Inc.                               1,353,294 units         $ 1,353,294      $ 1,353,294
   Fidelity Emerging Growth Fund                      82,093 units           2,110,077        2,608,098
   Fidelity Balanced Fund                             82,596 units           1,203,444        1,351,271
   Vanguard Index 500 Trust                           29,491 units           2,394,549        3,360,415
   Vanguard Fixed Income Securities
      Short-term Corporate Portfolio                  26,216 units             283,657          284,179
   Fidelity Contra Fund                               29,332 units             436,614          575,378
   Templeton Foreign Fund                             20,979 units             208,994          176,015
                                                                           -----------------------------
                                                                             7,990,629        9,708,650
Participant loans                               Terms from 1 to 5 years
                                                  with interest rates
                                                  ranging from 9.25%
                                                  to 10%                             -          344,524
                                                                           ============================
                                                                           $ 7,990,629      $10,053,174
                                                                           ============================

Delco Remy America Salaried 401(k) Savings Plan

Line 27d - Schedule of Reportable Transactions

Five months ended December 31, 1998

EIN: 35-1909405
Columns (e) and (f) not used as they are not applicable. Plan Number: 001
                                                                                                      (h)
                                                                                                      Current
                                                                                                      Value
                                                             (c)             (d)          (g)         of Asset on        (i)
(a)                                (b)                       Purchase        Selling      Cost        Transaction        Net
Identity of Party Involved         Description of Asset      Price           Price        of Asset    Date               Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii)

Vanguard Money Market Prime
 Portfolio Reserves, Inc.          Mutual Fund
                                        Purchases            $ 379,191           $ -      $ 390,404   $ 390,404          $    -
                                        Sales                        -       271,594        271,594     271,594               -

Fidelity Emerging Growth Fund      Mutual Fund
                                        Purchases              498,533             -        498,533     498,533               -
                                        Sales                        -       273,920        250,743     273,920          23,177

Vanguard Index 500 Trust           Mutual Fund
                                        Purchases              406,847             -        406,847     406,847               -
                                        Sales                        -       396,433        325,097     396,433          71,336

Category:
(i)    Single transactions in excess of 5% of plan assets.
(ii)   Series of transactions other than securities transactions.
(iii)  Series of securities transactions.
(iv)  Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%.